JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone:  (561)953-1126

Telefax:   (561)994-6693

Email: jklein@jkleinlegal.com

June 3, 2011

Ethan Horowitz

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Wind Works Power Corp.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed October 13, 2010

File No.  333-113296

Dear Mr. Horwitz:

On behalf of Wind Works Power Corp.  (the “Company”) we respectfully request an extension of time until June 13, 2011  to respond to the Commission’s  comment letter dated May 19, 2011.    The Commission’s comment letter requires  the Company to address certain matters related to the Company’s audited financial statements.  After discussing the comments with the  auditors,   it was determined that the Company and its auditors could not  adequately or accurately respond to the Commission’s comment letter  until June 13, 2011.

As such, request is hereby made that the Company shall be given until June 13, 2011 to respond to the comment letter.

Thanking you in advance for your consideration.

Sincerely,

/s/Jeffrey Klein

Jeffrey G. Klein